Eagle Ford Oil & Gas Corp.

EXHIBIT 16.1

GBH CPAs, PC
Houston, Texas

April 17, 2012

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Eagle Ford Oil & Gas Corp.  (the “Company”) Form 8-K dated April 17, 2012, and are in agreement with the statements relating only to GBH CPAs, PC. contained therein. We have no basis to agree or disagree with other statements of the Company contained therein

Very truly yours,

/s /  GBH CPAs , PC